File  No.  69-409



                        SECURITIES  AND  EXCHANGE  COMMISSION

                                 Washington,  D.C.

                              FORM  U-3A-2  (Amended)

   STATEMENT  BY  HOLDING  COMPANY  CLAIMING  EXEMPTION UNDER RULE U-3A-2 FROM
    THE  PROVISIONS  OF  THE  PUBLIC  UTILITY  HOLDING  COMPANY  ACT  OF  1935

                     To  Be  Filed  Annually  Prior  to  March  1

                           EASTERN  SYSTEMS  CORPORATION
                                (Name  of  Company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

     1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator ("EWG") or foreign utility company in which claimant directly or indirectly holds an interest.

Claimant:
--------

     Eastern  Systems  Corporation
     414  Summers  Street
     Charleston,  West  Virginia  25301

     The Claimant is a West Virginia corporation and a wholly owned subsidiary of Energy Corporation of America, a West Virginia corporation. It was incorporated to be a holding company for Mountaineer Gas Company.

                                      - 1 -
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Subsidiaries  of  the  Claimant:
-------------------------------

A.   Mountaineer  Gas  Company
     414  Summers  Street
     Charleston,  West  Virginia  25301

     Mountaineer Gas Company ("Mountaineer") is a West Virginia corporation, wholly owned by Claimant, engaged in the distribution of natural gas in the State of West Virginia through a 3,900 mile distribution system, principally in Charleston, Beckley, Huntington and Wheeling, West Virginia. Mountaineer is a public gas utility. Effective as of July 1, 1999, Mountaineer acquired substantially all of Shenandoah Gas Company's ("Shenandoah") West Virginia utility assets, including the Martinsburg Operations Center, all transmission and distribution plants, pipelines, rights of way, general plant, equipment, fixtures, vehicles, meters, regulators and other personal property located in West Virginia used in connection with Shenandoah's West Virginia utility operations, plus all franchises, permits, certificates of convenience and necessity and other assets related to Shenandoah's West Virginia utility operations. Mountaineer, in summary, acquired approximately 105 miles of additional pipeline and approximately 3,600 residential, commercial and industrial customers mainly situate in Martinsburg and surrounding areas in Berkeley County, West Virginia. The purchase price for the assets was approximately $11 million.

     This transaction was approved by the Public Service Commission of West Virginia pursuant to an order dated June 1, 1999 and the Federal Energy Regulatory Commission granted abandonment authorization to Shenandoah by order dated June 11, 1999.

     I.   Mountaineer  Gas  Services,  Inc.
          414  Summers  Street
          Charleston,  West  Virginia  25301

     Mountaineer Gas Services, Inc. is a West Virginia corporation, wholly owned by Mountaineer, engaged primarily in producing and marketing natural gas to Mountaineer.

     II.  Mapcom  Systems,  Inc.
          7345  Whitepine  Road
          Richmond,  Virginia  23237

     Mapcom Systems, Inc. is a Virginia corporation, wholly owned by Mountaineer, engaged in automated mapping facilities management and geographical information systems software development and services.

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     2.     A  brief  description  of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the state in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such state.

     Oil and gas producing facilities of Mountaineer Gas Services, Inc. are located in Kanawha, Cabell and Jackson Counties, West Virginia. These facilities include wellhead equipment, gas gathering lines and associated equipment and compression equipment.

     The gas distribution facilities of Mountaineer cover the main population centers of the state of West Virginia and include pipelines, regulators, meters and other equipment needed for distribution. Gas purchased from suppliers is received from interstate pipelines, including Columbia Gas Transmission Corporation and Tennessee Gas Pipeline, and other sources at points within the State of West Virginia. Suppliers include Engage Energy, L.P., Equitable Resources Marketing Company, Texaco Gas Marketing, Noble Gas Marketing, Valero Gas Marketing, Eastern Marketing Corporation, Eastern American Energy Corporation and Coral Energy, L.P.

     3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. and related revenues of electric energy sold (at retail or wholesale), and Mcf. and related revenues of natural and manufactured gas distributed at retail.

              21,364,033  Mcf                        $141,857,740

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

                                    None

     (c) Number of kwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                    None

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     (d)     Number  of  kwh.  and  related cost of electric energy and Mcf. and related cost of natural or manufactured gas purchased outside the State in which each such company is organized or at the State line.

              17,669,885  Mcf                          $40,021,953

     4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     a) Name, location, business address and description of the facilities used by the EWG or foreign utility company for the generation, transmission and distribution of electric energy for sale or for the distribution at retail of natural or manufactured gas.

                              Not  applicable.

     (b) Name of each system company that holds an interest in such EWG or foreign utility company; and description of the interest held.

                              Not  applicable.

     (c) Type and amount of capital invested, directly or indirectly, by the holding company claiming exemption; any direct or indirect guarantee of the security of the EWG or foreign utility company by the holding company claiming exemption; and any debt or other financial obligation for which there is recourse, directly or indirectly, to the holding company claiming exemption or another system company, other than the EWG or foreign utility company.

                              Not  applicable.

     (d) Capitalization and earnings of the EWG or foreign utility company during the reporting period.

                              Not  applicable.

     (e) Identify any service, sales or construction contract(s) between the EWG or foreign utility company and a system company, and describe the services to be rendered or goods sold and fees or revenues under such agreement(s).

                              Not  applicable.

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                                   EXHIBIT  A

     A consolidating statement of income and surplus of the Claimant and its subsidiary companies for the last calendar year, together with a consolidating balance sheet of Claimant and its subsidiary companies as of the close of such calendar year is attached hereto as Exhibit A.

                                   EXHIBIT  B

     A  Financial  Data  Schedule  is  attached  hereto  as  Exhibit  B.

                                   EXHIBIT  C

     Not  applicable.

     The above-named Claimant has caused this statement to by duly executed on its behalf by its authorized officer on this 1st day of July, 1999.

                                                   EASTERN  SYSTEMS  CORPORATION
                                                   -----------------------------
                                                      (Name  of  claimant)


                                               By:    /s/ Michael S. Fletcher
                                                  ------------------------------
                                               Its:   President


CORPORATE  SEAL

Attest:

     /s/ Donald C. Supcoe
-----------------------------
Name:   Donald  C.  Supcoe
Title:  Secretary

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Name, title and address of officer to whom notices and correspondence concerning this  statement  should  be  addressed:



Bradford  C.  Witmer
Controller
Eastern  Systems  Corporation
414  Summers  Street
Charleston,  West  Virginia   25301

EXHIBIT A

                                                  EASTERN SYSTEMS CORPORATION
                                                CONSOLIDATING INCOME STATEMENTS
                                         FOR THE TWELVE MONTHS ENDED DECEMBER 31, 1998
                                                           UNAUDITED

                                           EASTERN     MOUNTAINEER   MOUNTAINEER    MAPCOM                        EASTERN
                                           SYSTEMS        GAS        GAS SERVICES   SYSTEMS,    CONSOLIDATING   SYSTEMS CORP.
                                         CORPORATION     COMPANY         INC.         INC.        ENTRIES       CONSOLIDATED
                                         ------------  ------------  -------------  ----------  --------------  --------------
REVENUES
  Utility gas sales and transportation.            0   151,744,270              0           0               0     151,744,270
  Gas marketing & pipeline. . . . . . .            0             0      9,439,435           0               0       9,439,435
  Oil and gas sales . . . . . . . . . .            0             0      3,984,884           0               0       3,984,884
  Well & service operations . . . . . .            0             0              0           0               0               0
  Other revenues. . . . . . . . . . . .            0             0              0   1,536,359               0       1,536,359
                                         ------------  ------------  -------------  ----------  --------------  --------------
     Total revenues . . . . . . . . . .            0   151,744,270     13,424,319   1,536,359               0     166,704,948
                                         ------------  ------------  -------------  ----------  --------------  --------------

COSTS AND EXPENSES
  Utility gas purchased . . . . . . . .            0    77,421,132              0           0               0      77,421,132
  Gas marketing & pipeline cost . . . .            0             0      8,940,087           0               0       8,940,087
  Field & lease operating . . . . . . .            0             0      1,161,130           0               0       1,161,130
  Utility operations & maintenance. . .            0    22,474,565              0           0               0      22,474,565
  General & administrative. . . . . . .      525,773    12,288,099        918,624   1,460,670        (577,440)     14,615,726
  Taxes, other than income. . . . . . .            0    13,195,594        177,622           0               0      13,373,216
  Depletion, deprec., amortiz.-O&G. . .            0             0        460,478           0               0         460,478
  Depletion, deprec., amortiz.-other. .            0     8,589,474        206,606     131,498       1,038,734       9,966,312
  Impairment & exploratory costs. . . .            0             0              0           0               0               0
                                         ------------  ------------  -------------  ----------  --------------  --------------
     Total operating expenses . . . . .      525,773   133,968,864     11,864,547   1,592,168         461,294     148,412,646
                                         ------------  ------------  -------------  ----------  --------------  --------------

OPERATING INCOME. . . . . . . . . . . .     (525,773)   17,775,406      1,559,772     (55,809)       (461,294)     18,292,302

OTHER (INCOME) EXPENSE
  Interest. . . . . . . . . . . . . . .       (7,875)    6,560,974              0        (611)       (151,272)      6,401,216
  Gain on sale of properties. . . . . .            0             0              0           0               0               0
  Other (income) & expense. . . . . . .       (1,867)      (57,595)       (49,657)     (2,630)              0        (111,749)
                                         ------------  ------------  -------------  ----------  --------------  --------------

  INCOME BEFORE INCOME TAXES. . . . . .     (516,031)   11,272,027      1,609,429     (52,568)       (310,022)     12,002,835

   Income tax expense (benefit) . . . .     (206,413)    4,668,374        642,804     (19,218)       (124,008)      4,961,539
                                         ------------  ------------  -------------  ----------  --------------  --------------

  INCOME BEFORE MINORITY INTEREST . . .     (309,618)    6,603,653        966,625     (33,350)       (186,014)      7,041,296

  Minority interest . . . . . . . . . .            0             0              0           0               0               0
                                         ------------  ------------  -------------  ----------  --------------  --------------
  NET INCOME (LOSS) . . . . . . . . . .     (309,618)    6,603,653        966,625     (33,350)       (186,014)      7,041,296
                                         ============  ============  =============  ==========  ==============  ==============

EBITDAX . . . . . . . . . . . . . . . .     (525,773)   26,364,880      2,226,856      75,689         577,440      28,719,092

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
                                                  EASTERN SYSTEMS CORPORATION
                                                 CONSOLIDATING BALANCE SHEETS
                                                    AS OF DECEMBER 31, 1998
                                                           UNAUDITED

                                           EASTERN     MOUNTAINEER    MOUNTAINEER    MAPCOM                        EASTERN
                                           SYSTEMS        GAS         GAS SERVICES   SYSTEMS,   CONSOLIDATING   SYSTEMS CORP.
                                         CORPORATION    COMPANY           INC.         INC.       ENTRIES       CONSOLIDATED
                                         ------------  -------------  -------------  ---------  --------------  --------------
ASSETS
CURRENT ASSETS
  Cash. . . . . . . . . . . . . . . . .       37,806       (720,519)       995,970    118,641         720,519       1,152,417
  Accounts receivable . . . . . . . . .            0              0              0          0               0               0
     Utility gas and transportation . .            0     28,472,180              0          0               0      28,472,180
     Gas marketing & pipeline . . . . .            0              0              0          0               0               0
     Oil and gas. . . . . . . . . . . .            0              0      1,504,093          0               0       1,504,093
     Other. . . . . . . . . . . . . . .            0              0              0    283,707               0         283,707
        Allowance for doubtful accounts            0              0              0          0               0               0
  Due from (to) affiliates. . . . . . .    4,183,545      1,054,520        525,899          0               0       5,763,964
  Inventory . . . . . . . . . . . . . .            0              0              0          0               0               0
  Income tax receivable . . . . . . . .            0              0              0          0       4,164,596       4,164,596
  Deferred income tax . . . . . . . . .      335,984      3,656,946              0      4,866        (290,901)      3,706,895
  Prepaid and other . . . . . . . . . .            0     16,616,339        325,796     10,400       4,999,535      21,952,070
                                         ------------  -------------  -------------  ---------  --------------
     Total current assets . . . . . . .    4,557,335     49,079,466      3,351,758    417,614       9,593,749      66,999,922
                                         ------------  -------------  -------------  ---------  --------------  --------------

PROPERTY, PLANT AND EQUIPMENT
  Oil and gas property. . . . . . . . .            0              0      9,015,856          0        (138,395)      8,877,461
  Utility and transmission plants . . .            0    250,851,963      5,156,060    273,441     (78,780,837)    177,500,627
  Other property. . . . . . . . . . . .            0              0              0          0               0               0
  Pipeline. . . . . . . . . . . . . . .            0              0              0          0               0               0
                                                   0    250,851,963     14,171,916    273,441     (78,919,232)    186,378,088
  Accumulated depreciation, depletion
   and amortization . . . . . . . . . .            0   (119,333,756)    (3,599,803)   (66,677)     94,893,188     (28,107,048)
                                         ------------  -------------  -------------  ---------  --------------
     Property, plant & equipment, net .            0    131,518,207     10,572,113    206,764      15,973,956     158,271,040
                                         ------------  -------------  -------------  ---------  --------------  --------------

OTHER ASSETS
  Investment in affiliate . . . . . . .   64,091,184     10,431,542              0          0     (74,522,726)              0
  Deferred financing costs. . . . . . .            0      2,625,387              0          0               0       2,625,387
  Notes receivable. . . . . . . . . . .            0        150,000              0          0               0         150,000
  Notes receivable-related party. . . .            0              0              0          0               0               0
  Deferred utility charges. . . . . . .            0              0              0          0               0               0
  Deferred income taxes . . . . . . . .            0              0              0          0               0               0
  Other long-term assets. . . . . . . .            0     16,196,745              0          0        (377,646)     15,819,099
                                         ------------  -------------  -------------  ---------  --------------  --------------
     Total other assets . . . . . . . .   64,091,184     29,403,674              0          0     (74,900,372)     18,594,486
                                         ------------  -------------  -------------  ---------  --------------  --------------
     TOTAL ASSETS . . . . . . . . . . .   68,648,519    210,001,347     13,923,871    624,378     (49,332,667)    243,865,448
                                         ============  =============  =============  =========  ==============  ==============

LIABILITIES AND STOCKHOLDERS'
 EQUITY

CURRENT LIABILITIES
  Accounts payable. . . . . . . . . . .      503,946      8,723,215      2,436,736     99,814         720,519      12,484,230
  Current maturities of long-term debt.            0              0              0          0               0               0
  Short-term borrowings . . . . . . . .            0     48,576,800              0          0               0      48,576,800
  Funds held for future distribution. .            0              0              0          0               0               0
  Income tax payable. . . . . . . . . .            0              0              0          0               0               0
  Accrued taxes payable . . . . . . . .     (375,339)    (1,137,201)     1,486,331     47,954       4,333,637       4,355,382
  Overrecovered gas costs . . . . . . .            0              0              0          0       4,999,535       4,999,535
  Other current liabilities . . . . . .      639,960      6,841,202         31,630     14,242        (290,901)      7,236,133
                                         ------------  -------------  -------------  ---------  --------------
     Total current liabilities. . . . .      768,567     63,004,016      3,954,697    162,010       9,762,790      77,652,080
                                         ------------  -------------  -------------  ---------  --------------  --------------

LONG-TERM AND OTHER LIABILITIES
  Long-term debt. . . . . . . . . . . .            0     60,000,000              0          0               0      60,000,000
  Gas dev obl & def trust revenue . . .            0              0              0          0               0               0
  Deferred income taxes . . . . . . . .            0     20,568,137              0          0       2,647,696      23,215,833
  Other long-term liabilities . . . . .            0      5,465,418              0          0       6,268,996      11,734,414
                                         ------------  -------------  -------------  ---------  --------------
     Total long-term liabilities. . . .            0     86,033,555              0          0       8,916,692      94,950,247
                                         ------------  -------------  -------------  ---------  --------------  --------------

Minority Interest . . . . . . . . . . .            0              0              0          0               0               0

Stockholders' Equity. . . . . . . . . .   67,879,952     60,963,776      9,969,174    462,368     (68,012,149)     71,263,121
                                         ------------  -------------  -------------  ---------  --------------  --------------

TOTAL LIABILITIES AND STOCKHOLDERS'
 EQUITY . . . . . . . . . . . . . . . .   68,648,519    210,001,347     13,923,871    624,378     (49,332,667)    243,865,448
                                         ============  =============  =============  =========  ==============  ==============

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